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10028880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50711

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AYRE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.
44499

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

648 MAIN STREET
(No. and Street)

AGAWAM	MA	01001
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY T. AYRE — 1-413-786-2084 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC
Mail Processing
Section
FEB 25 2010
Washington, DC
105

OATH OR AFFIRMATION

I, Timothy T. Ayre swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ayre Investments, Inc., as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Ayre Investments, Inc.
Agawam, MA

In planning and performing my audit of the financial statements of Ayre Investments, Inc. for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
January 21, 2010

Ayre Investments, Inc.

Audited Financial Statements

For The Year Ended December 31, 2009

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

To the Board of Directors
Ayre Investments, Inc.
Agawam, Massachusetts

I have audited the accompanying statement of financial condition of Ayre Investments, Inc., as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ayre Investments, Inc. as of December 31, 2009 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
January 21, 2010

Ayre Investments, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash & cash equivalents	$ 602
Cash - restricted	25,000
Commissions receivable	4,469
Tax refund receivable	1,991
Securities	24,246
Loan to shareholders	8,635
Prepaid expenses	5,939
Fixed assets at cost, less accumulated depreciation of $28,822	-
Deferrred tax benefit	9,429
	80,311

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 15,402
Income taxes payable	456
Due to clearing organization	32
Due to affiliate	20,600
	36,490
Stockholders' Equity	
Common stock, no par value Authorized 1,000,000 shares, 633,000 shares issued and 632,450 shares outstanding	144,526
Accumulated deficit	(89,705)
Less treasury stock, 550 shares, at cost	(11,000)
Total stockholders' equity	43,821
	$ 80,311

See Accountant's Report & Accompanying Notes

Ayre Investments, Inc.
Statement of Income
For The Year Ended December 31, 2009

Revenues:	
Commissions	$ 203,132
Trading gains and (losses)	2,526
Unrealized gains (losses)	(9,073)
Total revenues	196,585
Expenses:	
Employee compensation and benefits	92,690
Clearing and execution costs	64,489
Communications and data processing	7,349
Commissions	8,521
Occupancy	26,052
Regulatory fees and expenses	8,995
Other expenses	27,951
	236,047
Income (Loss) before income taxes	(39,462)
Provision for income taxes	456
Net Income (Loss)	($ 39,918)

See Accountant's Report and Accompanying Notes

Ayre Investments, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2009

	COMMON STOCK		TREASURY STOCK		RETAINED	
	SHARES	AMOUNT	SHARES	AMOUNT	EARNINGS	TOTAL
Balance December 31, 2008	632,450	$144,526	550	($ 11,000)	($ 49,787)	$ 83,739
Net Income (Loss)					(39,918)	(39,918)
Balance December 31, 2009	632,450	$144,526	550	($ 11,000)	(89,705)	$ 43,821

See Accountant's Report and Accompanying Notes

Ayre Investments, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2009

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 39,918)	
Adjustments		
Add:		
Depreciation	1,112	
Investments	19,548	
Deferred Tax Benefit	1,991	
AMEX Payable	9,000	
Due to Clearing Org.	32	
Due to Ayretrade Fin.	20,600	
Less:		
Accts Receivable	(3,007)	
Loan to Stockholder	(2,130)	
Due from Clearing Co.	(75)	
Tax Refund Receivable	(1,991)	
Accounts Payable	(4,954)	
Accrued Expenses	(2,500)	
Cash from Operations		(2,292)
Cash Flows - Invested		
Office Equipment	(1)	
Investing Cash Flows		(1)
Cash Flows - Financing		
Financing Cash Flows		0
Cash Increase (Decrease)		(2,293)
Cash - Beginning of Year		
Cash Woronoco	2,820	
Cash Restricted	25,000	
Total Beginning of Year		27,820
Cash on Statement Date		$ 25,527

1. NATURE OF BUSINESS

The Company, a Massachusetts corporation, is an introducing broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and various states. The Company's main office is located in Agawam, Massachusetts.

The Company is a wholly owned subsidiary of AyreTrade Financial, Inc. a Delaware corporation.

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilitittes are computed for differences between the financial statment and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Depreciation

The fixed assets of the Company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Computers and related equipment	5 years
Furniture & fixtures	7 years
Office equipment	7 years

Depreciation expense for the year ended December 31, 2009 is $1,112.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Revenue and Cost Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transacations occur.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guarantedd by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2009, the Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

3. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $11,345 at December 31, 2009, which exceed required net capital of $5,000 by $6,345. The ratio of aggregate indebtedness to net capital at December 31, 2009 was to 3.22 to 1.0.

4. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

5. RELATED PARTY TRANSACTIONS

At December 31, 2009, an officer was indebted to the Company for $8,635 which is unsecured and non-interest bearing.

The Company has a cost sharing agreement with its affiliate, AyreTrade Financial, Inc.

The Company rents its facilities under a long term lease which expired December 31, 2009 with a related party, an officer of the Company. Rent paid for 2009 was $21,400.

Landscaping services are provided by a spouse of an employee.

6. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

7. CREDIT AVAILABILITY

The Company has a credit line of $25,000 of which $10,735 was available at December 31, 2009.

8. RESTRICTED CASH

Included in cash at December 31, 2009 is $25,000, which is held as collateral for customers' clearing activity, maintained in an escrow account at a clearing house.

9. CASH FLOWS

Cash paid for interest and income tax is as follows:

Interest	$ 0
Income taxes	$ 456

10. INCOME TAXES

The provision for income taxes comprises the following:

Federal tax expense	$ -
State tax expense	456
	$ 456

At December 31, 2009, the Company had available unused net operating losses that may be applied against future taxable income. The federal and state income tax benefits are summarized as follows:

	Amount	Year Expires
Federal	$ 39,918	12-31-2029
	22,554	12-31-2028
	$ 62,472	

10. INCOME TAXES (continued)

State	$ 39,918	12-31-2014
	35,066	12-31-2013
	15,030	12-31-2011
	$ 90,014	

11. TREASURY STOCK

The Company holds 550 shares of treasury stock. It uses the cost method to account for the treasury stock.

12. OPERATING LEASE

The Company entered into an operating lease for a vehicle on April 1, 2009. Lease payments of $2,285 were paid for the year ended December 31, 2009. Monthly lease payments is $172.26.

As of December 31, 2009, the approximate future minimum lease payments under this operating lease are $8,385 with minimum lease payments due in the next five years as follows:

2010	$ 2,067
2011	2,067
2012	2,067
2013	2,067
2014	117
	$ 8,385

The Company rents it's facilities under a long term lease with a related party, partially owned by an officer of the Company. The lease expired on December 31, 2009. The current monthly rate is $2,000. For the year ended December 31, 2009, rent expense was $21,400.

13. MARKETABLE SECURITIES

The Company's short-term investments comprise equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted prices of the securities at December 31, 2009. Net realized and unrealized gains and losses on trading securities are included in net earnings. For purpose of determined realized gains and losses, the cost of securities, classified as current assets, is as follows at December 31, 2009:

Marketable stock securities at cost	$ 33,319
Unrealized appreciaiton (depreciation)	(9,073)
Marketable securities, at market value	$ 24,246

SUPPLEMENTARY INFORMATION

Ayre Investments, Inc.
Schedule I
Computation of Net Capital
December 31, 2009

Total stockholders' equity		$ 43,821
Deductions:		
Non-allowable assets:		
Deferred tax benefit	9,429	
Loans to shareholders	8,635	
Prepaid expenses	5,939	
Tax refund receivable	1,991	25,994
Net capital before haircut		17,827
Haircuts:		
Securities	4,087	
Undue concentration	2,395	6,482
Net capital		11,345
Less: Capital requirement		5,000
Excess net capital		$ 6,345
Aggregate Indebtedness		$ 36,490
Ratio of Aggregate Indebtedness to Net Capital		3.22 to 1.0

See Accountant's Report and Accompanying Notes

Ayre Investments, Inc.
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2009

Unaudited net capital	$ 14,294
Year end accruals	(2,949)
Audited net capital	$ 11,345

See Accountant's Report and Accompanying Notes

Scedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ayre Investments, Inc.
As of 12/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) __4550

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained __4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X 4570

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	Pershing LLC [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335I]

D. (k) (3) Exempted by order of the Commission __4580

See Accountant's Report and Accompanying Notes